Mail Stop 4561

May 22, 2006

Joseph M. Garzi
Southridge Technology Group, Inc.
90 Grove Street
Ridgefield, CT 06877

> **RE:** **Southridge Technology Group, Inc.**
> **Registration Statement on Form SB-2/A**
> **Filed No. 333-130599**
> **Filed on May 9, 2006**

Dear Mr. Garzi:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1. Update the financial statements pursuant to Item 310 of Regulation S-B, as necessary.

2. We note that Ridgefield Capital is the customer that accounted for 15.3% of your 2005 revenue. Clarify whether or not Ridgefield Capital is affiliated in any way with Mr. Hicks or Mr. Garzi. If so, you must provide all applicable disclosure pertaining to your relationship with Ridgefield Capital.

3. We reissue a part of our prior comment 3 of our letter dated April 6, 2006. Please provide a materially complete description of the relationship between Sunodia and Southridge Capital. If no relationship exists, so confirm.

4. Your Item 404 disclosure should contain an itemized description of the arrangements you maintain with affiliated customers. Currently, the disclosure addressing these arrangements is contained in various locations throughout the prospectus. Please revise the disclosure on page 43 to detail each affiliated arrangement. As stated in our prior comment 5 of our letter dated April 6, 2006,

your disclosure should evaluate how the terms of each arrangement compare with those that were available to unrelated parties.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Kari Jin at (202) 551-3481 or Tom Ferraro at (202) 551- 3225 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551- 3397. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Gary B. Wolff
       by facsimile at 212-644-6498